DTE Energy Company
One Energy Plaza, Detroit, MI 48226-1279
May 18, 2017

VIA ELECTRONIC TRANSMISSION (EDGAR)

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	DTE Energy Company
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 1-11607
Dear Mr. Thompson:
Set forth below are the responses of DTE Energy Company to the comments of the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in its letter to the Company dated May 3, 2017 (the “Comment Letter”). References in this letter to “DTE,” “we,” “us,” “our,” or the “Company” mean DTE Energy Company and its consolidated subsidiaries. Capitalized terms used but not defined in this letter have the meanings given to such terms in our Form 10-K for the year ended December 31, 2016.
For convenience of reference, each SEC staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

1.
We note you present gross margin, a non-GAAP financial measure, throughout your discussion and analysis of the results of your reportable segments. Please provide the disclosures required by Item 10(e)(1) of Regulation S-K.

Response:
Our disclosures regarding gross margin will be expanded to include the requirements of Item 10(e)(1) of Regulation S-K. In addition, in order to distinguish this non-GAAP financial measure from the term used in GAAP, we will revise the description from "Gross Margin" to "Utility Margin" and "Non-utility Margin."
In future filings, beginning with the Form 10-Q for the quarter ended June 30, 2017, we will present the following:
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
Management’s Discussion and Analysis of Financial Condition and Results of Operations includes financial information prepared in accordance with GAAP, as well as the non-GAAP financial measures, Utility Margin and Non-utility Margin, discussed below, which DTE Energy uses as measures of its operational performance. Generally, a non-GAAP financial measure is a numerical measure of financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP.

DTE Energy uses Utility Margin and Non-utility Margin, non-GAAP financial measures, to assess its performance by reportable segment.
Utility Margin includes electric and gas Operating Revenues net of Fuel, purchased power, and gas expenses. The utilities’ fuel, purchased power, and natural gas supply are passed through to customers, and therefore, result in changes to the utilities’ revenues that are comparable to changes in such expenses. As such, DTE Energy believes Utility Margin provides a meaningful basis for evaluating the utilities’ operations across periods as it excludes the revenue effect of fluctuations in these expenses.
The Non-utility Margin relates to our Power and Industrial Projects and Energy Trading segments. For the Power and Industrial Projects segment, Non-utility Margin primarily includes Operating Revenues net of Fuel, purchased power, and gas expenses. Operating revenues include sales of refined coal to third parties and the affiliated Electric utility, metallurgical coke and related by-products, petroleum coke, renewable natural gas, and electricity, as well as rental income and revenues from utility-type consulting, management, and operational services. For the Energy Trading segment, Non-utility Margin includes revenue and realized and unrealized gains and losses from physical and financial power and gas marketing, optimization, and trading activities, net of Purchased power and gas related to these activities. DTE Energy evaluates its operating performance of these non-utility businesses using the measure of Operating Revenues net of Fuel, purchased power, and gas expenses.
Utility Margin and Non-utility Margin are not measures calculated in accordance with GAAP and should be viewed as a supplement to and not a substitute for the results of operations presented in accordance with GAAP. Utility Margin and Non-utility Margin do not intend to represent Operating income, the most comparable GAAP measure, as an indicator of operating performance and is not necessarily comparable to similarly titled measures reported by other companies.
Illustrative examples of how we intend to disclose Utility Margin and Non-utility Margin using information for the three years ending December 31, 2016, 2015, 2014 in the segment income statement tables in MD&A are as follows:
ELECTRIC

	2016	2015	2014
	(In millions)
Operating Revenues — Utility operations	$5,225	$4,901	$5,283
Fuel and purchased power — utility	1,532	1,573	1,705
Utility Margin(a)	3,693	3,328	3,578
Operation and maintenance	1,455	1,344	1,332
Depreciation and amortization	750	637	933
Taxes other than income	284	277	268
Asset (gains) losses and impairments, net	—	—	(1)
Operating Income	1,204	1,070	1,046
Other (Income) and Deductions	229	238	222
Income Tax Expense	353	290	296
Net Income Attributable to DTE Energy Company	$622	$542	$528
______________________________

(a)
DTE Electric evaluates operating performance using the measure of Utility Margin (Operating Revenues net of Fuel and purchased power expense). DTE Electric believes that Utility Margin is a useful measurement because it provides information that can be used to evaluate its operational performance. Utility Margin is not a presentation defined under GAAP and may not be comparable to other companies' presentations or deemed more useful than the GAAP information provided elsewhere in this report.

POWER AND INDUSTRIAL PROJECTS

	2016	2015	2014
	(In millions)
Operating Revenues — Non-utility operations	$1,906	$2,224	$2,289
Fuel, purchased power, and gas — non-utility	1,640	1,837	1,913
Non-utility Margin(a)	266	387	376
Operation and maintenance	320	379	368
Depreciation and amortization	72	78	77
Taxes other than income	13	15	15
Asset (gains) losses and impairments, net	(1)	106	(12)
Operating Loss	(138)	(191)	(72)
Other (Income) and Deductions	(52)	(58)	(66)
Income Taxes
Benefit	(26)	(49)	(3)
Production Tax Credits	(114)	(91)	(97)
	(140)	(140)	(100)
Net Income	54	7	94
Less: Net Income (Loss) Attributable to Noncontrolling Interests	(41)	(9)	4
Net Income Attributable to DTE Energy Company	$95	$16	$90
______________________________

(a)
Power and Industrial Projects evaluates operating performance using the measure of Non-utility Margin (Operating Revenues net of Fuel, purchased power, and gas expense). Power and Industrial Projects believes that Non-utility Margin is a useful measurement because it provides information that can be used to evaluate its operational performance. Non-utility Margin is not a presentation defined under GAAP and may not be comparable to other companies' presentations or deemed more useful than the GAAP information provided elsewhere in this report.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page F-56

2.
Please tell us the amount of revenues from services included in non-utility revenues for each year presented. If such revenues exceed 10% of total revenues, please tell us what consideration you gave to separately stating net sales of tangible products and revenues from services and the cost of tangible products sold and cost of services in accordance with Rule 5-03(b)1 and (b)2 of Regulation S-X.

Response:
Non-utility service revenue and percentage of DTE Energy Consolidated Revenues was $384 million (3.6%), $324 million (3.1%), $270 million (2.2%) for each of the three years ended December 31, 2016, 2015, 2014.
We acknowledge and understand the requirements of Rules 5-03(b)(1) and (2) of Regulation S-X which permit the aggregation of revenue classes if each class represents 10% or less of total consolidated Operating Revenues. On an annual basis, we monitor for adherence to the presentation requirements of Rules 5-03(b)(1) and (2) of Regulation S-X. As noted above, Non-utility service revenues represented 3.6% or less of total consolidated DTE Energy Operating Revenues for each of the last three years. We believe the disclosures provided in Note 22 to our Consolidated Financial Statements, Segment and Related Information (2016 Form 10-K, pages 133-135), together with the disclosures in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (2016 Form 10-K, pages 27-50), provide sufficient information to reasonably inform the investor about revenue and related costs and expenses for utility and non-utility operations.

* * * * *
We appreciate your assistance in this matter and will be pleased to provide any additional information you may need. We hope this letter responds adequately to your comments, but if you have any further questions or comments regarding this letter or our 2016 Form 10-K, please contact me at (313) 235-3510 or at donna.england@dteenergy.com.
Very truly yours,
/S/ Donna M. England
Donna M. England
Chief Accounting Officer

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